Exhibit 99.3

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www.dgipl.com

Recon Technology, Ltd. Reports Financial Results for the First Six Months of Fiscal Year 2020

NEW YORK, Mar. 18, 2020 /PRNewswire/ -- Recon Technology, Ltd. (Nasdaq: RCON) (“Recon” or the “Company”), today announced its financial results for the first six months of fiscal year 2020.

First Six Months of Fiscal 2019 Financial:

•	Total revenues for the six months ended December 31, 2019 decreased by 28.1% to $4.4 million (RMB30.4 million).
•	Total cost of revenues for the six months ended December 31, 2019 decreased by 31.8% to $2.6 million (RMB18.4 million).
•	Gross profit for the six months ended December 31, 2019 was $1.7 million (RMB12.0 million). Gross profit margin for the six months ended December 31, 2019 was 39.4%, an increase of 3.4 percentage points compared to the six months ended December 31, 2018.
•	Net loss attributable to Recon for the six months ended December 31, 2019 was $1.0 million (RMB6.7 million), or $0.22 (RMB1.51) per basic and diluted share, compared to RMB10.1 million, or RMB2.72 per basic and diluted share, for the six months ended December 31, 2018.

Management Commentary

Mr. Shenping Yin, co-founder and CEO of Recon stated, “Ever since the year 2019, our management has been focusing on cash management and operating risk control, expanding our business structure from traditional oilfield service to some other energy sectors with higher margin and opportunities. As a result, for the six months ended December 31, 2019, the cash position and overall operation results were improved, and the total loss was narrowed. Besides, as our oily sludge treatment production was temporarily postponed by late acceptance inspection, the revenue from oilfield environmental protection was not recognized. We expect the production will be enabled and revenue to be earned later this year.”

Mr. Yin continued, “Due to the coronavirus disease 2019 outbreak, our business has slowed down in the short term. We believe the outbreak will affect our operation result from the beginning of calendar year 2020 to date and in the whole fiscal year 2020. However, we don’t expect a significant impact on the Company’s operation and financial results in the long run.”

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First Six Months Fiscal 2020 Financial Results:

Revenue

Total revenues for the six months ended December 31, 2019 decreased by RMB11.9 million ($1.7 million) or 28.1%, to RMB30.4 million ($4.4 million) compared to RMB42.3 million for the six months ended December 31, 2018 mainly due to the decreased revenue from all three segments during the six months ended December 31, 2019.

Revenue from automation product and software decreased by RMB6.4 million ($0.9 million), or 22.0%, to RMB22.6 million ($3.2 million) for the six months ended December 31, 2019 from RMB29.0 million for the six months ended December 31, 2018, as the Company selected to take those orders with higher margin to optimize the use of cash rather than accepting all orders.

Revenue from equipment and accessories decreased by RMB2.5 million ($0.4 million), or 24.3%, to RMB7.8 million ($1.1 million) for the six months ended December 31, 2019 from RMB10.3 million for the six months ended December 31, 2018 as a result of less furnaces sold to commercial and general industry markets.

Revenue from oilfield environmental protection projects decreased by RMB3.0 million ($0.4 million), or 99.1%, to RMB26,085 ($3,744) for the six months ended December 31, 2019 from RMB3.0 million for the six months ended December 31, 2018. As of December 31, 2019, the Company won contracts of over 1,708 tons of oily sludge treatment and collected the basic materials. As of December 31, 2019, the Company billed the customers RMB2.6 million ($0.4 million) in total and RMB0.7 million ($0.1 million) was received and recorded as advance from customer. The Company received RMB1.9 million ($0.3 million) in January 2020. Affected by late acceptance inspection of Gansu production project, the Company is still in the process of treating oil sludge collected, hence, revenue was not recognized during the six months ended December 31, 2019. The Company expects this revenue could be recognized and reflected in the financial data by end of fiscal year 2020.

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Cost and Margin

Total cost of revenues decreased by RMB8.6 million ($1.2 million), or 31.8%, to RMB18.4 million ($2.6 million) for the six months ended December 31, 2019. The decrease was mainly caused by decrease in cost of revenue from all three segments during the six months ended December 31, 2019, which is in line with the decrease in revenue.

Gross profit decreased by RMB3.3 million ($0.5 million), or 21.5%, to RMB12.0 million ($1.7 million) for the six months ended December 31, 2019 from RMB15.2 million from the six months ended December 31, 2018. The gross profit as a percentage of revenue increased to 39.4% for the six months ended December 31, 2019 from 36.0% for the same period in 2018. While the gross profit margin of automation production and software remained relatively stable with a slight increase of 2.1%, gross profit margin of equipment and accessories increased by 11.4% due to higher margin equipment sales during the six months ended December 31, 2019 as the Company focused on higher margin business. However, since the Company didn’t launch the large-scale treatment of oily sludge treatment, zero revenue was recognized and costs of pilot testing was recorded, resulting to a negative margin of oilfield environmental protection business. The Company believes this situation would change as the Company began the official treatment process in calendar year 2020.

Operating Expenses

Selling and distribution expenses decreased by RMB2.2 million ($0.3 million), or 45.8%, to RMB2.7 million ($0.4 million) for the six months ended December 31, 2019 from RMB4.9 million for the six months ended December 31, 2018. This decrease was primarily due to the decrease in traveling expenses as well as entertainment expenses as the Company tried to control the operating expenditures during the six months ended December 31, 2019.

General and administrative expenses decreased by RMB5.5 million ($0.8 million), or 29.3%, to RMB13.4 million ($1.9 million) for the six months ended December 31, 2019 from RMB18.9 million for the six months ended December 31, 2018. The decrease in general and administrative expenses was mainly due to the decrease in stock-based compensation expense during the six months ended December 31, 2019.

Provision for doubtful accounts was RMB25,537 ($3,665) for the six months ended December 31, 2019, compared to reversal of provision for doubtful accounts of RMB1.5 million for the six months ended December 31, 2018. The increase in provision for doubtful accounts was mainly resulted by additional provision made for long outstanding account receivables. Management will continue to monitor account receivables to maintain the provision at a lower risk level.

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Research and development expenses increased from approximately RMB1.7 million for the six months ended December 31, 2018 to RMB2.9 million ($0.4 million) for the same period of 2019. This increase was primarily due to more research and development expense spent on design of new automation platform systems.

Net Loss

Loss from operations was RMB7.0 million ($1.0 million) for the six months ended December 31, 2019, compared to a loss of RMB8.7 million for the six months ended December 31, 2018. This RMB1.8 million ($0.3 million) decrease in loss from operations was primary due to a decrease in general and administrative expenses and selling and distribution expenses, partially offset by decrease in gross profit as discussed above.

Net loss was RMB7.0 million ($1.0 million) for the six months ended December 31, 2019, a decrease of RMB2.9 million ($0.4 million) from net loss of RMB9.9 million for the six months ended December 31, 2018. Net loss attributable to Recon for the six months ended December 31, 2018 was RMB10.1 million, or RMB2.72 per basic and diluted share, compared to RMB6.7 million ($1.0 million), or RMB1.51 ($0.22) per basic and diluted share for the six months ended December 31, 2019.

EBITDA

Adjusted EBITDA loss was RMB1.5 million ($0.2 million) for the six months ended December 31, 2019, compared to an adjusted EBITDA income of RMB0.9 million for the same period last year. Please see the section titled "Non-GAAP Financial Measures" below for a discussion of this metric, which the Company believes may be informative for investors but is not a GAAP financial measure.

Financial Condition

As of December 31, 2019, the Company had cash of RMB10.3 million ($1.5 million), compared to RMB4.5 million as of June 30, 2019. As of December 31, 2019, the Company had working capital of RMB51.4 million ($7.4 million) while as of June 30, 2019, the Company had working capital of RMB55.7 million.

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Net cash provided by operating activities was RMB0.3 million ($0.04 million) for the six months ended December 31, 2019, compared to net cash used in operating activities of approximately RMB27.0 million for the six months ended December 31, 2018. Net cash provided by investing activities was RMB3.7 million ($0.5 million) for the six months ended December 31, 2019, compared to net cash used in investing activities RMB8.5 million for the six months ended December 31, 2018. Net cash provided by financing activities was RMB1.9 million ($0.3 million) for the six months ended December 31, 2019, compared to net cash provided by financing activities of RMB1.0 million for the six months ended December 31, 2018.

Exchange Rate

The translation of RMB amounts into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.9680 to $1.00, the approximate exchange rate prevailing on December 31, 2019.

About Recon Technology, Ltd.

Recon Technology, Ltd. (RCON) is China's first non-state-owned oil and gas field service company listed on NASDAQ. Recon supplies China's largest oil exploration companies with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measures for increasing petroleum extraction levels, reducing impurities and lowering production costs. Since 2017, the Company has expanded its business operations into other segments of the broader energy industry including electric power, coal chemicals, renewable energy and environmental protection in the energy and chemical industries. Through the years, Recon has taken leading positions on several market segments of the oil and gas field service industry. Recon also has developed stable long-term cooperation relationships with its major clients, and its products and service are well accepted by clients. For additional information please visit: www.recon.cn.

Safe Harbor Statement

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, the effect of novel coronavirus and other health matters on target markets, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

IR contact:

Dragon Gate Investment Partners LLC

Tel: +1(646)-801-2803

Email: RCON@dgipl.com

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